CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES

Exhibit 11—Computation of Earnings Per Share

(In thousands, except per share amounts)

	2008	2007	2006
BASIC:
Net Income	$195,174	$169,025	$138,927

Weighted average shares outstanding	67,870	65,840	64,856

Basic earnings per share	$2.88	$2.57	$2.14

DILUTED:
Net Income	$195,174	$169,025	$38,927
After-tax interest cost of convertible debt	2,272	3,689	3,689

Net Income plus assumed debt conversion	$197,446	$172,714	$142,616

Weighted average shares outstanding	67,870	65,840	64,856
Dilutive effect of convertible debt	2,010	3,230	3,228
Incremental shares under stock option plans	1,236	1,242	862

Adjusted weighted average shares outstanding	71,116	70,312	68,946

Diluted earnings per share	$2.78	$2.46	$2.07